APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Seven Sisters Brewery LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHKxxxx0994 (0994)	28,315.46
Total Bank Accounts	**$28,315.46**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	1,181.41
Undeposited Funds	0.00
Total Other Current Assets	**$1,181.41**
Total Current Assets	**$29,496.87**
TOTAL ASSETS	**$29,496.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Aetna	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	42.00
VA Income Tax	0.00
VA SUI Employer	0.00
Total Payroll Liabilities	**42.00**
Virginia Department of Taxation Payable	25.59
Total Other Current Liabilities	**$67.59**
Total Current Liabilities	**$67.59**
Long-Term Liabilities	
Notes Payable	38,103.37
Total Long-Term Liabilities	**$38,103.37**
Total Liabilities	**$38,170.96**
Equity	
Common Stock	29,200.00
Opening Balance Equity	0.00
Owner's Investment	27,965.14
Retained Earnings	
Net Income	-65,839.23
Total Equity	**$ -8,674.09**
TOTAL LIABILITIES AND EQUITY	**$29,496.87**

Seven Sisters Brewery LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	2,690.00
CHKxxxx0994 (0994)	72,398.99
Total Bank Accounts	**$75,088.99**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	15,292.05
Inventory Asset	1,181.41
Undeposited Funds	0.00
Total Other Current Assets	**$16,473.46**
Total Current Assets	**$91,562.45**
Fixed Assets	
Furniture & Fixtures	-250.51
Accumulated Depreciation	22,679.00
Total Furniture & Fixtures	**22,428.49**
Leasehold Improvements	117,069.87
Accumulated Depreciation	629.00
Total Leasehold Improvements	**117,698.87**
Machinery & Equipment	154,896.75
Depreciation	62,522.00
Total Machinery & Equipment	**217,418.75**
Total Fixed Assets	**$357,546.11**
TOTAL ASSETS	**$449,108.56**

Seven Sisters Brewery LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Line of Credit	14,783.71
Other Current Liabilities	45,598.01
Partner Loan Liabilities	15,116.64
Payroll Liabilities	
Aetna	819.48
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	50.09
VA Income Tax	0.00
VA SUI Employer	1.48
Total Payroll Liabilities	**871.05**
Virginia Department of Taxation Payable	25.59
Total Other Current Liabilities	**$76,395.00**
Total Current Liabilities	**$76,395.00**
Long-Term Liabilities	
Notes Payable	216,994.22
Other Long Term Liabilities	13,767.80
Total Long-Term Liabilities	**$230,762.02**
Total Liabilities	**$307,157.02**
Equity	
Common Stock	354,700.00
Opening Balance Equity	0.00
Owner's Investment	27,965.14
Retained Earnings	-65,839.23
Net Income	-174,874.37
Total Equity	**$141,951.54**
TOTAL LIABILITIES AND EQUITY	**$449,108.56**

Seven Sisters Brewery LLC

BALANCE SHEET

As of June 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	2,890.00
CHKxxxx0994 (0994)	3,880.73
First Bank & Trust (CHK9079	111.57
Total Bank Accounts	**$6,882.30**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	26,909.76
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$26,909.76**
Total Current Assets	**$33,792.06**
Fixed Assets	
Furniture & Fixtures	-250.51
Accumulated Depreciation	22,679.00
Total Furniture & Fixtures	**22,428.49**
Leasehold Improvements	139,599.37
Accumulated Depreciation	629.00
Total Leasehold Improvements	**140,228.37**
Machinery & Equipment	156,721.74
Depreciation	62,522.00
Total Machinery & Equipment	**219,243.74**
Total Fixed Assets	**$381,900.60**
TOTAL ASSETS	**$415,692.66**

Seven Sisters Brewery LLC

BALANCE SHEET

As of June 30, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,839.88
Total Accounts Payable	**$4,839.88**
Other Current Liabilities	
Direct Deposit Payable	0.00
Line of Credit	24,798.38
Other Current Liabilities	56,598.01
Partner Loan Liabilities	21,101.64
Payroll Liabilities	
Aetna	819.48
Federal Taxes (941/944)	2,048.87
Federal Unemployment (940)	29.73
VA Income Tax	737.73
VA SUI Employer	28.84
Total Payroll Liabilities	**3,664.65**
Undistributed Tips	0.00
Virginia Department of Taxation Payable	25.59
Total Other Current Liabilities	**$106,188.27**
Total Current Liabilities	**$111,028.15**
Long-Term Liabilities	
Notes Payable	206,539.36
Other Long Term Liabilities	12,490.35
Total Long-Term Liabilities	**$219,029.71**
Total Liabilities	**$330,057.86**
Equity	
Common Stock	354,700.00
Opening Balance Equity	0.00
Owner's Investment	27,965.14
Retained Earnings	-240,713.60
Net Income	-56,316.74
Total Equity	**$85,634.80**
TOTAL LIABILITIES AND EQUITY	**$415,692.66**

Seven Sisters Brewery LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Sales	1.39
Sales of Product Income	824.42
Square Income	-35.00
Uncategorized Income	20,000.00
Total Income	**$20,790.81**
Cost of Goods Sold	
Cost of Goods Sold	798.94
Total Cost of Goods Sold	**$798.94**
GROSS PROFIT	**$19,991.87**
Expenses	
Advertising & Marketing	1,099.14
Bank Charges & Fees	24.00
Insurance	2,648.00
Interest Paid	1,939.84
Legal & Professional Services	48,880.72
Office Supplies & Software	206.72
Other Business Expenses	97.53
Payroll Expenses	
Company Contributions	
Health Insurance	6,085.00
Total Company Contributions	**6,085.00**
Taxes	1,897.85
Wages	21,634.65
Total Payroll Expenses	**29,617.50**
Purchases	529.10
Square Fees	28.13
Taxes & Licenses	610.00
Uncategorized Expense	150.42
Total Expenses	**$85,831.10**
NET OPERATING INCOME	**$ -65,839.23**
NET INCOME	**$ -65,839.23**

Seven Sisters Brewery LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	41,749.35
Total Income	**$41,749.35**
Cost of Goods Sold	
Cost of Goods Sold	9,824.74
Shipping	131.00
Total Cost of Goods Sold	**$9,955.74**
GROSS PROFIT	**$31,793.61**
Expenses	
Advertising & Marketing	4,969.39
Bank Charges & Fees	820.96
Charitable Contributions	1,130.50
Contractors	7,271.00
Equipment Rental	2,252.58
Insurance	2,991.00
Interest Paid	13,796.47
Legal & Professional Services	5,495.63
Meals & Entertainment	668.17
Minor Equipment	3,723.87
Office Supplies & Software	11,290.19
Payroll Expenses	
Company Contributions	
Health Insurance	14,369.52
Total Company Contributions	**14,369.52**
Taxes	7,070.20
Wages	57,316.94
Total Payroll Expenses	**78,756.66**
Reimbursable Expenses	0.00
Rent & Lease	35,000.00
Repairs & Maintenance	11,201.64
Shipping, Freight & Delivery	17,142.61
Taxes & Licenses	4,702.64
Utilities	5,463.37
Total Expenses	**$206,676.68**
NET OPERATING INCOME	**$ -174,883.07**
Other Expenses	
Reconciliation Discrepancies	-8.70
Total Other Expenses	**$ -8.70**
NET OTHER INCOME	**$8.70**
NET INCOME	**$ -174,874.37**

Seven Sisters Brewery LLC

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-65,839.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-1,181.41
Direct Deposit Payable	0.00
Payroll Liabilities:Aetna	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:VA Income Tax	0.00
Payroll Liabilities:VA SUI Employer	0.00
Virginia Department of Taxation Payable	25.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,113.82**
Net cash provided by operating activities	**$ -66,953.05**
FINANCING ACTIVITIES	
Notes Payable	38,103.37
Common Stock	29,200.00
Opening Balance Equity	0.00
Owner's Investment	27,965.14
Net cash provided by financing activities	**$95,268.51**
NET CASH INCREASE FOR PERIOD	**$28,315.46**
CASH AT END OF PERIOD	**$28,315.46**

Seven Sisters Brewery LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-174,874.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-15,292.05
Furniture & Fixtures:Accumulated Depreciation	-22,679.00
Leasehold Improvements:Accumulated Depreciation	-629.00
Machinery & Equipment:Depreciation	-62,522.00
Direct Deposit Payable	0.00
Line of Credit	14,783.71
Other Current Liabilities	45,598.01
Partner Loan Liabilities	15,116.64
Payroll Liabilities:Aetna	819.48
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	8.09
Payroll Liabilities:VA Income Tax	0.00
Payroll Liabilities:VA SUI Employer	1.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,794.64**
Net cash provided by operating activities	**$ -199,669.01**
INVESTING ACTIVITIES	
Furniture & Fixtures	250.51
Leasehold Improvements	-117,069.87
Machinery & Equipment	-154,896.75
Net cash provided by investing activities	**$ -271,716.11**
FINANCING ACTIVITIES	
Notes Payable	178,890.85
Other Long Term Liabilities	13,767.80
Common Stock	325,500.00
Net cash provided by financing activities	**$518,158.65**
NET CASH INCREASE FOR PERIOD	**$46,773.53**
Cash at beginning of period	28,315.46
CASH AT END OF PERIOD	**$75,088.99**

I, Dale Marvin Clark, certify that:

1. The financial statements of Seven Sisters Brewery included in this Form are true and complete in all material respects; and
2. The tax return information of Seven Sisters Brewery included in this Form reflects accurately the information reported on the tax return for Seven Sisters Brewery for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Dale Marvin Clark*

Name: Dale Marvin Clark

Title: Partner